FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13(a)-16 OR 15(d)-16 OF THE SECURITIES EXCHANGE ACT OF 1934

April 26, 2005

Commission File No. 333-87974

INEOS GROUP HOLDINGS Plc
(Exact name of registrant as specified in its charter)

England and Wales
(Jurisdiction of incorporation or organisation)

Hawkslease, Chapel Lane, Lyndhurst, Hampshire SO43 7FG, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934

Yes ☐	No ☑

INEOS GROUP HOLDINGS plc

PRESS RELEASE
April 26, 2005

INEOS Group Holdings plc (‘INEOS Group’ or ‘The Company’) announces today that it has acquired BASF’s US and Canadian polystyrene business. The acquisition will be made by the Company’s wholly owned subsidiary, INEOS Americas LLC.

The business comprises a 400 kt/a manufacturing facility at Joliet, Illinois producing general purpose polystyrene (GPPS) and high-impact polystyrene (HIPS). Polystyrene is a versatile thermoplastic resin that is used in many applications, such as packaging, toys, electronic goods, magnetic and optical media, construction and appliance components.

The business employs 140 people including the Joliet workforce and management plus sales and marketing support at various locations who will transfer to INEOS at completion. The business will be operated as a separate division of INEOS Group.

“This is a business which ideally meets our acquisition criteria with excellent people, assets and market positions and the heritage of a major chemical company. As the second largest polystyrene facility in North America this acquisition gives us an excellent platform to enter the global styrenics business” according to INEOS Group Chairman, Jim Ratcliffe.

Completion of the transaction awaits approval by the Federal Trade Commission in the United States.

The acquisition will be funded by an extension to our Interim Finance Facility, which we previously announced in February 2005. The Interim Finance Facility represents an interim position to enable the Company to proceed with its planned investments before a full refinancing takes place, likely to be later in the year.

John Reece
Director
INEOS Group Holdings plc

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on April 26, 2005.

INEOS GROUP HOLDINGS PLC Registrant Issuer
/s/ JOHN REECE
John Reece Director